CONSENT OF QUALIFIED PERSON

TO:      United States Securities and Exchange Commission

I, Qingping Deng, certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 40F of Farallon Resources Ltd. contains any misrepresentation of the information contained in “Technical Report on the 2008 Program on the G-9 Deposit, Campo Morado Project, Guerrero State Mexico”, dated September 26, 2008.

I do hereby consent to the filing with the regulatory authorities.

Submitted this 30th day of September, 2008.

Signed,

/s/ Qingping Deng

____________________________________________________________________________________________________________________
Qingping Deng, Ph.D., C.P.Geol.
Qingping Deng & Company (USA), Inc.
600 Seventeenth Street, Suite 2100 South
Denver, CO 80202 USA
Phone: 303-620-0020
Fax: 303-620-0024
Email: deng@dolbear.com